SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, November 11, 2021.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Company Oversight Department

Attn.:       Ms. Ana Lucia Pereira – Superintendent of Listing and Supervision of Issuers

Cc.: Securities And Exchange Commission Of Brazil (CVM)

Attn.:        Mr. Fernando Soares Vieira - Company Relations Superintendent

Mr. Francisco José Bastos Santos - Market and Intermediary Relations Superintendent

Re.: Official letter B3 1521/2021-SLS of 11/10/2021

Dear Sirs,

We refer to Official Letter B3 1521/2021-SLS ("Letter"), dated of 11/10/2021, which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Re.: Request for clarification on atypical oscillation

Dear Sir,

In view of the last fluctuations registered with the securities issued by this Company, the number of trades and the quantity traded, as below, we request you to inform until 11/11/2021, if there is any fact you may be aware that can justify them.

Common Shares ON
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº trades	Quantity	Volume (R$)
10/27/2021	54.69	53.60	54.88	53.80	54.00	-1.53	27	3,800	204,425.00
10/28/2021	53.88	53.46	54.00	53.81	53.46	-1.00	17	1,900	102,234.00
10/29/2021	52.82	51.12	52.82	52.17	51.23	-4.17	16	1,700	88,686.00
11/01/2021	51.30	50.20	52.00	51.10	50.38	-1.65	26	5,700	291,278.00
11/03/2021	50.00	49.79	51.50	50.31	51.50	2.22	22	2,400	120,748.00
11/04/2021	51.50	49.44	52.06	50.95	49.65	-3.59	15	1,600	81,520.00
11/05/2021	50.50	50.47	51.80	51.15	51.80	4.33	12	1,300	66,500.00
11/08/2021	51.80	51.80	53.65	53.18	52.51	1.37	54	12,000	638,163.00
11/09/2021	53.23	53.23	54.17	53.92	54.02	2.87	14	2,000	107,841.00
11/10/2021*	54.94	49.50	56.46	50.88	50.17	-7.12	201	28,400	1,445,206.00

Preferred Shares PNA
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº trades	Quantity	Volume (R$)
10/27/2021	57.18	55.70	57.78	56.95	56.96	-0.12	12,062	2,415,500	137,567,679.00
10/28/2021	56.73	55.37	57.48	56.39	56.43	-0.93	10,918	2,571,400	145,003,799.00
10/29/2021	56.67	54.14	56.67	55.15	54.46	-3.49	9,740	1,708,800	94,234,097.00
11/01/2021	55.14	53.17	55.14	53.86	53.65	-1.48	12,442	2,651,100	142,793,820.00
11/03/2021	53.60	52.22	54.88	53.73	54.12	0.87	15,800	2,833,800	152,265,238.00
11/04/2021	54.11	52.54	56.01	53.65	53.23	-1.64	10,671	1,803,900	96,780,863.00
11/05/2021	53.84	53.41	55.36	54.66	54.69	2.74	11,813	1,979,600	108,199,953.00
11/08/2021	54.60	54.28	57.50	56.22	55.79	2.01	13,962	2,377,700	133,682,506.00
11/09/2021	55.73	55.50	57.48	56.66	56.30	0.91	10,688	1,861,500	105,464,053.00
11/10/2021*	55.00	50.62	55.00	52.14	51.04	-9.34	22,858	6,045,400	315,220,506.00

*Update as of 2:13 p.m.

In this regard, Braskem clarifies that there was no material fact or act not disclosed by the Company that justifies the latest fluctuations recorded with the shares issued by this Company, nor with the number of trades and quantity traded in the period between 10/27/2021 to 11/10/2021.

Additionally, Braskem informs that announced its third quarter results on 11/09/2021 and therefore, market reports were released emphasizing the solid results registered in the quarter by the Company, however distinct from analysts' expectations.

In this sense, the Company reiterates its ongoing commitments in seeking productivity and competitiveness in all industrial operations and in generating cash for the business, in order to maximize the return of all its shareholders.

For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.